UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

White River Energy Corp
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

34963A 101
(CUSIP Number)

April 1, 2024
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities and Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34963A 101	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSONS

Livio Stan
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

		4,824,442 (1)(2)(3)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		4,824,442 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,824,442 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.78% (1)(2)(3)
12	TYPE OF REPORTING PERSON
IN

(1)	Consists of (i) 3,880,407 shares of common stock held by Lion Vista Global Ventures, LLC, an entity which Mr. Stan controls, of which 55,965 shares are subject to potential forfeiture pursuant to the terms of the Agreement and Plan of Merger, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2024 (“Form 8-K”); and (ii) 944,035 shares of common stock held by Stirling Brig LLC, an entity which Mr. Stan controls, all of which are subject to potential forfeiture pursuant to the terms of the Agreement and Plan of Merger, as disclosed in the Issuer’s Form 8-K.
(2)	Based on 61,976,613 shares of common stock outstanding as of April 1, 2024, according to information provided by the Issuer and its transfer agent, which gives effect to the issuance of shares in the merger.
(3)	The reporting person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

CUSIP No. 34963A 101	13G	Page 3 of 6 Pages

1	NAME OF REPORTING PERSONS

Lion Vista Global Ventures LLC
2	CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
(a) ☐
(b) ☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

		3,880,407 (1)(2)(3)
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		3,880,407 (1)(2)(3)
	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,880,407 (1)(2)(3)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.26% (1)(2)(3)
12	TYPE OF REPORTING PERSON
OO

(1)	Consists of 3,880,407 shares of common stock held by Lion Vista Global Ventures, LLC, an entity which Mr. Stan controls, of which 55,965 shares are subject to potential forfeiture pursuant to the terms of the Agreement and Plan of Merger, as disclosed in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 5, 2024.
(2)	Based on 61,976,613 shares of common stock outstanding as of April 1, 2024, according to information provided by the Issuer and its transfer agent, which gives effect to the issuance of shares in the merger.
(3)	The reporting person has not acquired the securities with any purpose, or with the effect, of changing or influencing the control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect, including any transaction subject to Rule 13d-3(b).

CUSIP No. 34963A 101	13G	Page 4 of 6 Pages

Item 1.

(a)	Name of Issuer:

White River Energy Corp

(b)	Address of Issuer’s Principal Executive Offices:

609 W/Dickson St., Suite 102 G, Fayetteville, AR, 72701

Item 2.

(a)	Name of Person Filing:

Livio Stan Lion Vista Global Ventures LLC

(b)	Address of Principal Business Office or, if none, Residence:

The principal business office of the reporting persons is: 13203 Mission Valley Drive Houston, Texas 77069

(c)	Citizenship:

Mr. Stan is a United States citizen. Lion Vista Global Ventures, LLC is a Texas limited liability company.

(d)	Title of Class of Securities:

Common Stock, $0.0001 par value

(e)	CUSIP Number:

34963A 101

Item 3.

Not applicable.

CUSIP No. 34963A 101	13G	Page 5 of 6 Pages

Item 4. Ownership.

(a)–(c)	The information required by Items 4(a)-(c) is set forth in Rows (5)-(9) and Row (11) of the cover page and is incorporated herein by reference.

The percentages set forth on Row (11) of the table for the reporting person are based on 61,976,613 shares of common stock outstanding as of April 1, 2024, according to information provided by the Issuer and its transfer agent.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below each undersigned reporting person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 34963A 101	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

April 11, 2024	By:	/s/ Livio Stan
Livio Stan

Lion Vista Global Ventures LLC

April 11, 2024	By:	/s/ Livio Stan
Livio Stan
Chief Executive Officer

EXHIBIT 99.1 – JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including additional amendments thereto) with respect to the shares of Common Stock, $0.0001 par value per share, of White River Energy Corp, a Nevada corporation. This Joint Filing Agreement shall be filed as an Exhibit to such Statement.

Dated: April 11, 2024

By:	/s/ Livio Stan
Livio Stan

Lion Vista Global Ventures LLC

By:	/s/ Livio Stan
Livio Stan
Chief Executive Officer